UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Chesapeake Energy Corp
(Name of Issuer)

Common Stock, $0.01, par value per share
(Title of Class of Securities)

165167735
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
OCM XI CHK Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,066,246

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,066,246

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,066,246

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.87%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 131,072,227 shares of common stock (“Common Shares”) issued and outstanding as of October 27, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2023.

1	NAMES OF REPORTING PERSONS
OCM Xb CHK Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,885,471

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,885,471

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,885,471

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.44%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 131,072,227 Common Shares issued and outstanding as of October 27, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on October 31, 2023.

1	NAMES OF REPORTING PERSONS
Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
13,473

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
13,473

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,473

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.01%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculated based on 131,072,227 Common Shares issued and outstanding as of October 27, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on October 31, 2023.

1	NAMES OF REPORTING PERSONS
Oaktree Opportunities Fund Xi Holdings (Delaware), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
34,877

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
34,877

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,877

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.03%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculated based on 131,072,227 Common Shares issued and outstanding as of October 27, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on October 31, 2023.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,067

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,067

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.34%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 131,072,227 Common Shares issued and outstanding as of October 27, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on October 31, 2023.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,067

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,067

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.34%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 131,072,227 Common Shares issued and outstanding as of October 27, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on October 31, 2023.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,067

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,067

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.34%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 131,072,227 Common Shares issued and outstanding as of October 27, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on October 31, 2023.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,000,067

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,000,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,067

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.34%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 131,072,227 Common Shares issued and outstanding as of October 27, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on October 31, 2023.

Item 1(a).	Name of Issuer

Chesapeake Energy Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

6100 North Western Avenue
Oklahoma City, OK 73118

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	OCM XI CHK Holdings, LLC (“XI CHK Holdings”);

(ii)	OCM Xb CHK Holdings, LLC (“Xb CHK Holdings”);

(iii)	Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. (“Xb Holdings”);

(iv)	Oaktree Opportunities Fund Xi Holdings (Delaware), L.P. (“Xi Holdings”);

(v)	Oaktree Capital Group, LLC (“OCG”);

(vi)	Oaktree Capital Group Holdings GP, LLC (“OCGH GP” and, together with each of the foregoing, the “Oaktree Reporting Persons”);

(vii)	Brookfield Corporation (f/k/a Brookfield Asset Management Inc.) (“BAM”); and

(viii)	BAM Partners Trust (“BAM Partnership”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of each of the Oaktree Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA90071.

The principal business address of each of BAM and BAM Partnership is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01, par value per share

Item 2(e).	CUSIP Number

165167735

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

Of the securities reported herein, XI CHK Holdings directly holds 5,066,246 Common Shares, representing 3.87% of the outstanding Common Shares, Xb CHK Holdings directly holds 1,885,471 Common Shares, representing 1.44% of the outstanding Common Shares, Xb Holdings directly holds 13,473 Common Shares, representing 0.01% of the outstanding Common Shares, and Xi Holdings directly holds 34,877 Common Shares, representing 0.03% of the outstanding Common Shares. OCG, through Oaktree Capital Holdings, LLC, is the indirect manager of each of XI CHK Holdings, Xb CHK Holdings, Xb Holdings, and Xi Holdings. OCGH GP is the indirect owner of the class B units of OCG. BAM is the indirect owner of the class A units of OCG. BAM Partnership is the sole owner of the Class B Limited Voting Shares of BAM. As a result of the foregoing relationships, OCG, OCGH GP, BAM, and BAM Partnership may be deemed beneficial owners of the securities held directly by XI CHK Holdings, Xb CHK Holdings, Xb Holdings, and Xi Holdings.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement on Schedule 13G (this “Statement”) shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below each Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

OCM XI CHK HOLDINGS, LLC

By: Oaktree Fund GP, LLC
Its: Manager

	By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM XB CHK HOLDINGS, LLC

By: Oaktree Fund GP, LLC
Its: Manager

	By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND Xb HOLDINGS (DELAWARE), L.P.

By: Oaktree Fund GP, LLC
Its: General Partner
By: Oaktree Fund GP I, L.P.
Its: Managing Member

	By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND Xi HOLDINGS (DELAWARE), L.P.

By: Oaktree Fund GP,LLC
Its: General Partner
By: Oaktree Fund GP I, L.P.
Its: Managing Member

	By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice Preisdent

OAKTREE CAPITAL GROUP, LLC

By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD CORPORATION

By:	/s/Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By: BAM Class B Partners Inc.
Its: Trustee

By	/s/Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2024, by and among the Reporting Persons.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.0001 per share, of Chesapeake Energy Corporation (this “Agreement”), is being filed, and all amendments thereto will be filed, by Oaktree Capital Group Holdings GP, LLC, as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2024

OCM XI CHK HOLDINGS, LLC

By: Oaktree Fund GP, LLC
Its: Manager

	By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM XB CHK HOLDINGS, LLC

By: Oaktree Fund GP, LLC
Its: Manager

	By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND Xb HOLDINGS (DELAWARE), L.P.

By: Oaktree Fund GP, LLC
Its: General Partner
By: Oaktree Fund GP I, L.P.
Its: Managing Member

	By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND Xi HOLDINGS (DELAWARE), L.P.

By: Oaktree Fund GP,LLC
Its: General Partner
By: Oaktree Fund GP I, L.P.
Its: Managing Member

	By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice Preisdent

OAKTREE CAPITAL GROUP, LLC

By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD CORPORATION

By:	/s/Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By: BAM Class B Partners Inc.
Its: Trustee

By	/s/Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary